SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Vasomedical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

922321104

(CUSIP Number)

Robert W. Berend
Wachtel & Masyr, LLP
110 East 59th Street
New York, New York 10022
(212) 909-9602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1.	NAME OF REPORTING PERSON

Simon Srybnik

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

250,000 shares

8.	SHARED VOTING POWER

31,419,412 shares

9.	SOLE DISPOSITIVE POWER

400,000 shares

10.	SHARED DISPOSITIVE POWER

35,705,126 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,105,126 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%

14.	TYPE OF REPORTING PERSON

IN

Pages 2 of 13

1.	NAME OF REPORTING PERSON

Louis Srybnik

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0 shares

8.	SHARED VOTING POWER

31,419,412 shares

9.	SOLE DISPOSITIVE POWER

0 shares

10.	SHARED DISPOSITIVE POWER

35,705,126 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,705,126 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.6%

14.	TYPE OF REPORTING PERSON

IN

Pages 3 of 13

1.	NAME OF REPORTING PERSON

Kerns Manufacturing Corp.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

11-1613018

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

21,428,572 shares

8.	SHARED VOTING POWER

0 shares

9.	SOLE DISPOSITIVE POWER

25,714,286 shares

10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,714,286 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%

14.	TYPE OF REPORTING PERSON

CO

Pages 4 of 13

1.	NAME OF REPORTING PERSON

Living Data Technology Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

11-3567847

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

9,990,840 shares

8.	SHARED VOTING POWER

0 shares

9.	SOLE DISPOSITIVE POWER

9,990,840 shares

10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,990,840 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

CO

Pages 5 of 13

1.	NAME OF REPORTING PERSON

Jun Ma

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBEROF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

250,000 shares

8.	SHARED VOTING POWER

0 shares

9.	SOLE DISPOSITIVE POWER

400,000 shares

10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

Pages 6 of 13

1.	NAME OF REPORTING PERSON

Behnam Movaseghi

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

250,000 shares

8.	SHARED VOTING POWER

0 shares

9.	SOLE DISPOSITIVE POWER

400,000 shares

10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

Pages 7 of 13

Item 1. Security and Issuer

This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the “Schedule 13D”) filed by the Reporting Persons. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 2 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2 and it shall refer, unless otherwise indicated, only to the information that has materially changed since the filing of Amendment No. 1 to the Schedule 13D on August 22, 2007.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended, as of the date hereof, to add the following as a fourth and a fifth paragraph:

On September 9, 2008, the Board of Directors authorized the issuance of 250,000 shares of the Common Stock to each of the then seven non-employee directors of the Issuer and 325,000 shares to its Chairman, which resulted in the subsequent issuance of 250,000 shares to each of Simon Srybnik and Messrs. Ma and Movaseghi, who are three of the six Reporting Persons. Such shares were issued to each director as additional compensation for his serving as a director of the Issuer.

On November 20, 2008, the Board of Directors approved an amendment dated as of November 20, 2008 (the “Amendment”) to the Distribution Agreement pursuant to which the Issuer will issue to Living Data 3,000,000 shares (the “Additional Living Data Shares”) of the Common Stock in consideration of Living Data expanding the Issuer’s exclusive distribution rights to Living Data’s products to worldwide. As indicated above, the Issuer currently has such exclusive distribution rights limited to the United States, Puerto Rico and the territories and possessions administered by the United States. Living Data represented to the Issuer that it will acquire the Additional Living Data Shares for investment purposes. A copy of the Amendment is filed (by incorporation by reference to the Issuer’s Current Report on Form 8-K filed on November 25, 2008) as Exhibit G to the Schedule 13D and is incorporated herein by this reference.

Item 4. Purpose of the Transaction

Item 4 is hereby amended, as of the date hereof, to read as follows:

Both the Issuer and Living Data are engaged in the same business of furnishing external counterpulsation (ECP) systems for non-invasive treatment of cardiovascular diseases. The management of both corporations concluded, after discussions with each other, in June 2007 that combining marketing operations in the United States through the Issuer and giving all manufacturing responsibility to Living Data were in the best interests of both corporations. In order to meet the Issuer’s then current cash requirements, Kerns, an affiliate of Living Data, agreed to purchase the Issuer’s securities as described in subsection (A) of the response of the Reporting Persons’ to this Item 4 of the Schedule 13D.

Pages 8 of 13

In addition to the Distribution Agreement and the Supplier Agreement referred to in the Reporting Persons’ response to Item 3 of the Schedule 13D, the arrangements included the following:

(A) Of the Reporting Persons, Kerns acquired on June 21, 2007 the Kerns shares and the Warrant pursuant to a Securities Purchase Agreement dated as of June 21, 2007 (the “Securities Purchase Agreement”) by and between the Issuer and Kerns. The Warrant is exercisable at the initial exercise price of $0.08 per share, subject to adjustment in the event of stock splits, stock dividends or similar transactions or if the Issuer issues securities at a price less than the then exercise price of the Warrant. Kerns represented that it acquired the Kerns Shares and the Warrant for investment purposes.

In addition, pursuant to the Securities Purchase Agreement, the Issuer could have, on and after December 31, 2007 and prior to June 30, 2008, required Kerns to purchase from the Issuer, for an aggregate purchase price of up to $1,000,000, additional shares of the Common Stock at a purchase price equal to 85% of the then Market Value of the Common Stock (as such term is defined in the Securities Purchase Agreement), but at not more than $0.09 per share. This put by the Issuer (the “Put”) could have only been exercised if the Issuer furnished Kerns with financial data reasonably satisfactory to Kerns that, on a consolidated basis, the Issuer had, for the three months prior to giving the notice of sale exercising the Put, either (i) income from operations or (ii) operating revenues from equipment and services exceeding $1,800,000. The Put expired on June 30, 2008 because the Issuer did not meet either condition for exercise.

Simon Srybnik and Louis Srybnik, two of the Reporting Persons, are the sole directors of Kerns and each owns 50% of the outstanding shares of Kerns. Accordingly, they have shared voting and dispositive powers with respect to the securities of the Issuer described above which were acquired by Kerns pursuant to the Securities Purchase Agreement and, as a result, may be deemed to be the co-beneficial owners of the Kerns Shares and the Warrant.

(B) Of the Reporting Persons, Living Data was issued the Living Data Shares pursuant to the Distribution Agreement. The number of shares of the Common Stock could have been increased if any option excluded from the calculation of ten percent of the outstanding shares on June 21, 2007 on a fully diluted basis was exercised during the year following the closing date of June 21, 2007. No such option was exercised during that period so no additional shares have been issued to Living Data on such basis. Living Data represented to the Issuer that it acquired the Living Data Shares for investment purposes. Simon Srybnik and Louis Srybnik are the sole directors of Living Data and each owns 35% of the outstanding shares of Living Data, so voting together they have voting control over Living Data. Accordingly, they have shared voting and dispositive powers with respect to the Living Data Shares and the Additional Living Data Shares and, as a result, may be deemed to be the co-beneficial owners of the Living Data Shares and the Additional Living Data Shares.

(C) On July 26, 2007, the Issuer granted the Options described in the Reporting Persons’ response to Item 3 of the Schedule 13D.

(D) On September 9, 2008, the Issuer’s Board of Directors authorized the issuance of an aggregate of 750,000 shares of the Common Stock to three of the Reporting Persons as described in the Reporting Persons’ response to Item 3 of the Schedule 13D.

Pages 9 of 13

(E) Pursuant to the Securities Purchase Agreement, the Issuer elected, subject to the closing thereunder which occurred on June 21, 2007, each of Simon Srybnik and Jun Ma, two of the Reporting Persons, as a director of the Issuer and agreed to nominate each of them for re-election at least two of the next annual meetings of stockholders of the Issuer. On July 10, 2007, the Issuer’s Board elected Behnam Movaseghi, a Reporting Person, as a director of the Issuer. Although Mr. Movaseghi has no agreement with the Issuer, it is his understanding (and that of Messrs. Simon Srybnik and Ma) that the Issuer intends to nominate him for election at the next two annual meetings of stockholders.

(F) The Issuer has agreed in the Securities Purchase Agreement, for a period of three years, not to issue any shares of its Preferred Stock, $0.001 par value, without the consent of Kerns, which consent will not be unreasonably withheld.

Copies of the Securities Purchase Agreement, the Warrant, the Distribution Agreement and the Supplier Agreement are filed (by incorporation by reference to the Issuer’s Current Report on 8-K filed on June 25, 2007) as Exhibits A, B, C and D, respectively, to this Schedule 13D and are incorporated herein by this reference.

The Reporting Persons currently have no specific plans or proposals which would result in:

(a) The acquisition by any of the Reporting Persons of additional securities of the Issuer (other than (i) when and if Kerns exercises the Warrant and (ii) when and if each of Messrs. Simon Srybnik, Ma and Movaseghi exercises his Option), or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, including, without limitation, any merger of the Issuer and Living Data;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any material change in the present capitalization or in the dividend policy of the Issuer (other than to support any amendment to the Issuer’s charter to increase the authorized shares of the Common Stock if necessary to permit exercises of the Warrant and/or the Options);

(e) Any other material change in the Issuer’s business or corporate structure (other than as contemplated by the Distribution Agreement, the Amendment and the Supplier Agreement);

(f) Changes in the Issuer’s charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; or

(g) Any action similar to any of those enumerated.

At the time Kerns acquired the Kerns Shares and the Warrant and Living Data acquired the Living Data Shares, the Reporting Persons had no specific plans or proposals which would result in any change in the present board of directors or management of the Issuer (other than Messrs. Simon Srybnik, Ma and Movaseghi continuing to serve as directors as reported above). In addition, at that time they had no plans or proposals to change the number or terms of directors or to fill any vacancies on the board should they occur. On October 13, 2008, Jun Ma, a Reporting Person, was elected as the President, and designated as the Chief Executive Officer, of the Issuer effective October 16, 2008. John C.K. Hui, who was serving as the President and Chief Executive Officer of the Issuer, was elected as a Vice Chairman of the Board and designated as Chief Technology Officer of the Issuer effective October 16, 2008. Each of the four individual Reporting Persons has expressed the view to the Issuer that, in view of the current size of the Issuer and its financial problems, the number of directors should be reduced from its current nine directors; however, none of the Reporting Persons currently intends to take any action to seek any reduction.

Pages 10 of 13

At the time in June 2007 when Kerns acquired the Kerns Shares and the Warrant Living Data acquired the Living Data Shares, the Reporting Person has no specific plans or proposals to cause the Common Stock to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, other than, when the Issuer was eligible, to seek to list the Common Stock on The Nasdaq Stock Market or the American Stock Exchange and, as a result of such a listing, trading of the Common Stock would be discontinued on the OTC Bulletin Board of FINRA. Nor did the Reporting Persons have any specific plan or proposal in June 2007 to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. However, as a result of their review of the recent financial statements of the Issuer and its operations, Messrs. Simon Srybnik, Ma and Movaseghi, three of the Reporting Persons serving as directors of the Issuer, concluded that it was not likely the Issuer could continue to bear the expenses of reporting as a smaller reporting company and still attain profitability within the next few years. Accordingly, on October 29, 2009, they recommended to Albert E. Cohen, Chairman of the Board of the Issuer, that the Board of Directors take some action, such as implementing a tender offer, so as to reduce the number of stockholders to less than 500 so that, pursuant to Exchange Act Rule 12g-4, the Issuer could terminate its registration under Section 12(g) of the Exchange Act and, accordingly, thereafter no longer have the reporting requirements of Section 13 of the Exchange Act.

Each of the Reporting Persons reserves the right to acquire additional shares of the Common Stock in the open market, upon exercise of Warrant and the Options, or otherwise and/or to pursue any of the other above items which any deems appropriate. Each of the Reporting Persons also reserves the right to sell the shares that such party has purchased or has the right to purchase, including pursuant to Kerns and/or Living Data exercising its or their registration rights under the Securities Act of 1933, as amended (the “Securities Act”), granted to them by the Issuer pursuant to a Registration Rights Agreement dated as of June 21, 2007 (the “Registration Rights Agreement”). A copy of Registration Rights Agreement is filed (by incorporation by reference to the Issuer’s Current Report on Form 8-K filed on June 25, 2007) as Exhibit E to the Schedule 13D and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended, as of the date hereof, to read as follows:

(a) The Issuer has represented to the Reporting Persons that a total of 95,943,004 shares of the Common Stock are issued and outstanding as of November 20, 2008. If effect is given to the issuance to Living Data of the Additional Living Data Shares, there would be 98,943,004 shares issued and outstanding. Based on such adjusted total, Simon Srybnik and Louis Srybnik, two of the Reporting Persons, may be deemed the co-beneficial owners of an aggregate of 35,705,126 shares of the Common Stock or 34.6% of the outstanding shares as adjusted as of November 20, 2008, without giving effect to (i) the 250,000 shares as to which Simon Srybnik has sole dispositive and voting power and (ii) the 150,000 shares of the Common Stock which Simon Srybnik may acquire when and if he exercises his Option.

(b) Kerns, as the record holder, may vote 21,428,572 shares of the Common Stock, i.e., the Kerns Shares, or 21.7% of the outstanding shares of the Common Stock as adjusted as of November 20, 2008, and may dispose of (subject to compliance with the Securities Act) an aggregate of 25,714,286 shares of the Common Stock, or 24.9% of the outstanding shares of the Common Stock as adjusted as of November 20, 2008. Living Data, as the record owner, may vote, and may dispose of (subject to compliance with the Securities Act, an aggregate of 9,990,840 shares of the Common Stock, i.e., the Living Data Shares and the Additional Living Data Shares, or 10.1% of the outstanding shares of the Common Stock as adjusted as of November 20, 2008.

Pages 11 of 13

Kerns may not vote the 4,285,714 shares subject to the Warrant until the Warrant is exercised by Kerns. Although Kerns may transfer the Warrant subject to the compliance with the Securities Act, there is no public market for the Warrant nor is one likely to develop.

None of Messrs. Simon Srybnik, Ma and Movaseghi may dispose of his Option except by will or the laws of descent and distribution. None may vote the 150,000 shares subject to his Option until he exercises his Option.

As reported in the Reported Persons’ response to Item 4 of the Schedule 13D, Simon Srybnik and Louis Srybnik may be deemed the co-beneficial owners of the Kerns Shares, the Warrant, the Living Data Shares and the Additional Living Data Shares because they share voting and dispositive powers over such securities. As a result, they share voting power over an aggregate of 31,419,412 shares of the Common Stock, or 31.8% of the outstanding shares as adjusted as of November 20, 2008, and share dispositive power over an aggregate of 35,705,126 shares, or 34.6% of the outstanding shares as adjusted as of November 20, 2008. The foregoing totals as to shares beneficially owned do not give effect to (i) the 250,000 shares of the Common Stock owned by Simon Srybnik and as to which he has sole voting and dispositive powers and (ii) his Option to purchase 150,000 shares of the Common Stock. Although each of Messrs. Ma and Movaseghi is a 10% owner of Living Data, he does not share voting or dispositive power over the Living Data Shares and the Additional Living Data Shares and, accordingly, is not deemed to be the beneficial owner thereof. Although Mr. Movaseghi is an officer of Kerns, he does not share voting or dispositive power over the Kerns Shares and, accordingly, is not deemed to be the beneficial owner thereof.

(c) The only transactions by any of the Reporting Persons in the Common Stock during the past 60 days were (i) the acquisition of 250,000 shares each by Messrs. Simon Srybnik, Ma and Movaseghi as directors of the Issuer as reported in Item 3 of the Schedule 13D which were authorized on September 9, 2008 and (ii) the acquisition of the Additional Living Data Shares by Living Data as authorized on November 20, 2007 in consideration of the Issuer entering into the Amendment to the Distribution Agreement as reported in Item 3 of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit G Copy of the Amendment is incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on November 25, 2008.

[Signature Page follows]

Pages 12 of 13

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2008

KERNS MANUFACTURING CORP.

By:	/s/ Simon Srybnik
Name: Simon Srybnik
Title: Chairman of the Board

LIVING DATA TECHNOLOGY CORPORATION

By:	/s/ Simon Srybnik
Name: Simon Srybnik
Title: President

/s/ Simon Srybnik
Simon Srybnik

/s/ Louis Srybnik
Louis Srybnik

/s/ Jun Ma
Jun Ma

/s/ Behnam Movaseghi
Behnam Movaseghi

Pages 13 of 13